Exhibit 99.1

Jiayuan Enters Into Letter Agreement In Relation To Proposed Merger

BEIJING, March 9, 2016 — Jiayuan.com International Ltd. (NASDAQ: DATE) (“Jiayuan” or the “Company”), operator of the largest online dating platform in China, today announced that it has entered into a letter agreement (the “Letter Agreement”) with LoveWorld Inc. (“Parent”) and FutureWorld Inc. (“Merger Subsidiary”), a wholly-owned subsidiary of Parent.  At an extraordinary general meeting held on December 29, 2015, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 7, 2015 among the Company, Parent and Merger Sub, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company (the “Merger”) and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the Merger.

Under the terms of the Letter Agreement, the Company consents to the transfer by Baihe Network Co., Ltd. (“Sponsor”) of its 100% equity interest in Tianjin Baihe Shidai Assets Management Co., Ltd., the sole and direct shareholder of Parent, to Tianjin Xingfu Shidai Enterprise Management Co., Ltd. (“Newco” and such transfer, the “Parent Transfer”).  Sponsor owns 28% of the equity interests of Newco and the remaining 72% of the equity interests of Newco are owned by six individuals, each in equal amounts of 12%.  In addition, the Company agrees to waive, among other things, certain obligations of Parent under the Merger Agreement which are no longer required as a result of the Parent Transfer.

Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the parties currently expect to complete the Merger on or before April 30, 2016, which is the long-stop date under the Merger Agreement.  Upon completion of the Merger, the Company will become a privately-held company and its American depositary shares (“ADSs”), every two ADSs representing three ordinary shares, will no longer be listed on NASDAQ.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, the possibility that various closing conditions for the transaction may not be satisfied or waived and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the proxy statement furnished by the Company. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT JIAYUAN

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in the third quarter of 2015. Every two of Jiayuan’s American depositary shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Contacts:

China

Sonora Ma

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations

+86-10-5900-1548

carnell@christensenir.com

United States

Ms. Linda Bergkamp

Christensen Investor Relations Group

+1-480-614-3004

Email: lbergkamp@Christensenir.com